Code of Business Conduct and Ethics

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CODE OF BUSINESS CONDUCT AND ETHICS
To all Directors, Officers and Employees of Brookfield Properties Corporation
It has always been the policy at Brookfield Properties Corporation and its subsidiaries (collectively, “Brookfield” or the “Corporation”) that all of our activities should be conducted with the highest standards of honesty and integrity and in compliance with all legal and regulatory requirements. In varying degrees, as a director, officer or employee of Brookfield, you represent Brookfield in your dealings with others, whether they be other employees, customers, suppliers, competitors, governments or the general public.
At Brookfield, we expect each of you as directors, officers (including the chief executive and chief financial officers) and employees to conduct your dealings on behalf of the Corporation in accordance with this policy. So that there can be no doubt as to what is expected of each of you in this regard, the board of directors of Brookfield (the “Board”) has endorsed this Code of Business Conduct and Ethics (the “Code”) which is to be followed by each Brookfield director, officer and employee.
SUMMARY OF CODE OF BUSINESS CONDUCT AND ETHICS
As a director, officer or employee, when acting on behalf of Brookfield you must:
1.	Protect the Corporation’s assets, and use them properly and with care for the benefit of Brookfield, and not for personal use.

2.	Use email, the internet, telephone and other forms of communication provided by Brookfield appropriately, which means primarily for business-related purposes.

3.	Comply with Brookfield’s Document and Record Retention Policy.

4.	Not speak on behalf of Brookfield unless authorized to do so.

5.	Avoid situations in which your personal interests conflict or might conflict with the interests of Brookfield.

6.	Obtain permission before joining the board of directors of another company.

7.	Not take personal opportunities discovered by using property of Brookfield or in your role with Brookfield.

8.	Protect the confidentiality of Brookfield’s “non-public information”.

9.	Ensure that Brookfield’s books and records are complete and accurate.

10.	Provide accurate and fair public disclosure.

11.	Investigate and report any accounting, auditing or disclosure concerns.

12.	Be committed to the prevention of workplace discrimination and harassment.

13.	Be committed to ensuring the health and safety of fellow employees, officers and directors.

14.	Know and comply with all laws, rules and regulations applicable to your position.

15.	Not trade in Brookfield securities or any other company’s securities if you possess material “non-public information”.

16.	Compete and deal fairly with Brookfield’s customers, suppliers and competitors.

17.	Not offer expensive gifts or other benefits to persons, including public officials and political parties, that might influence or be perceived as influencing a business decision.

18.	Not accept expensive gifts or other benefits from persons doing or seeking to do business with Brookfield.
EXPLANATION OF THE CODE
The Code prescribes the minimum moral and ethical standards of conduct required of all directors, officers and employees of Brookfield. Violations of the Code can have severe consequences and will result in the appropriate discipline being taken, up to and including discharge where warranted by the circumstances.
An explanation of each of the rules is set forth below. If you are an employee or an officer who has questions regarding the application of any rule or about the best course of action in a particular situation, you should seek guidance from your supervisor. The Chief Executive Officer and financial officers and directors should seek guidance from the Corporation’s General Counsel who shall consult, as appropriate, with the Chairperson of Brookfield’s Governance and Nominating Committee.
1. BUSINESS ETHICS AND PRACTICES
Protecting Brookfield Assets and Resources
Brookfield assets are to be used for your position and should be protected, used properly and with care.
The Corporation’s assets are meant for business use, not for personal use. We all have a responsibility to protect and safeguard Brookfield’s assets from loss, theft, misuse and waste.
The Corporation’s property should never be used for personal gain, and you should not allow Brookfield’s property to be used for illegal activities. If you become aware of theft, misuse or waste of our assets or funds or have any questions about your proper use of them, you should speak with your supervisor. However, if you feel uncomfortable approaching your supervisor with your concern, you may contact Brookfield’s General Counsel.
Misappropriation of Brookfield’s assets is a breach of your duty to the Corporation and may be an act of fraud against the Corporation. Taking the Corporation’s property from Brookfield facilities without permission is regarded as theft and could result in dismissal. In addition, carelessness or waste of Brookfield’s assets may also be a breach of your duty to the Corporation and could result in dismissal.
The Corporation’s assets include all memos, notes, lists, records and other documents (and copies of each of these) that you make or compile relating to Brookfield’s business. All of these are to be delivered to the Corporation promptly after your employment ceases, or at any time that Brookfield requests.

Policy Regarding E-Mail, the Internet, Telephones and Other Forms of Communication
Use our various forms of communication properly and appropriately.
We provide our employees with access to e-mail, the internet, telephones and other forms of communication for business purposes, and while we understand the need for limited and occasional use of these tools for personal purposes, this use should not be excessive or cause detriment to Brookfield. Internet use must be conducted in a professional manner. For example, accessing internet sites containing obscene or offensive material, or sending e-mails that are derogatory or harassing to another person or group of people or chain emails, is prohibited. In addition, employees must be vigilant to ensure that the network security is maintained.
Document and Record Retention Policy
Comply with Brookfield’s Document and Record Retention Policy.
Our information and records are valuable corporate assets and must be managed with care. Additionally, we must comply with legal and regulatory requirements that relate to document and record retention and disposition.
Media, Public and Governmental Inquiries
Do not speak on behalf of Brookfield unless you are authorized to do so.
As outlined in Brookfield’s Disclosure and Insider Trading Policy, we have professionals who are trained and qualified as spokespersons to release information to the public. When members of the media, financial analysts or government authorities contact the Corporation to request information, the response can have far-reaching implications, including effects on Brookfield’s stock price and ability to compete. When we provide information on the Corporation’s operational strategies or financial results, we must ensure both that the information is accurate and that it is an appropriate time to “go public” with that information.
In addition, we must comply with the requirements of securities regulators and stock exchanges about how and when we disclose information, and understand that there are strict consequences for doing so improperly.
If you receive a request for information from outside the Corporation, you must forward it to the Vice-President, Investor Relations if you are not authorized to speak on behalf of Brookfield.
Conflicts of Interest
Avoid situations in which your personal interests conflict, might conflict or might appear to conflict with the interests of Brookfield.
As an employee, officer or a director, we expect that you will act honestly and ethically and in the best interests of Brookfield by avoiding conflicts of interest in your personal and professional relationships. While we respect your right to manage your personal affairs and investments and we do not wish to intrude on your personal life, Brookfield employees should place the Corporation’s interest in any business transaction ahead of any personal interest or gain.
As an employee, officer or director, you may have a conflict of interest if you are involved in any activity that prevents you from performing your duties to Brookfield properly, or that may create a situation that would affect your judgment or ability to act in the best interests of Brookfield. For example, no employee should have a significant interest in a business that supplies goods or services to, or secures goods or services from, Brookfield, without receiving approval of his or her supervisor. Directors should look to the Corporate Governance Guidelines for guidance on potential conflict of interest situations.
To avoid conflicts of interest, you should identify potential conflicts when they arise and notify your supervisor if you are unsure whether a relationship or transaction poses a conflict or appears to pose a conflict. Your supervisor will be able to clear or resolve certain conflicts, or will be able to contact someone else who can.
Board Members For Other Companies
Obtain permission before you join the board of directors of another company.
Serving as a director of another company, even one in which Brookfield has an interest, may create a conflict of interest. Being a director or serving on a standing committee of some organizations, including government agencies, may also create a conflict.
Before accepting an appointment to the board or a committee of any organization whose interests may conflict with Brookfield’s interests, employees must receive written approval from Brookfield’s General Counsel. The rules for directors are set out in Brookfield’s Corporate Governance Guidelines.
Employees are permitted, however, to serve on boards of charities or non-profit organizations or in private family businesses that have no relation to Brookfield and its businesses. Prior approval is not required for these types of situations. If you hold a position with a charity or non-profit organization and if you speak publicly for the entity, you should ensure that you are seen as speaking on behalf of the entity or as an individual, and not on behalf of Brookfield.
Corporate Opportunities
Do not take personal opportunities that are discovered through the use of property or information of Brookfield or through your role with Brookfield.
As an employee, officer or director, you are prohibited from taking for yourself opportunities that you discover through the use of corporate property, information or position, using corporate property, information, or position for personal gain, and competing with the Corporation. Employees, officers and directors owe a duty to Brookfield to advance its legitimate interests when the opportunity arises.
Confidential Information
Protect the confidentiality of “non-public information” concerning Brookfield.
“Non-public information” is information that is not generally available to the investing public, either through a press release, disclosure to shareholders or widely reported media coverage. The circulation of rumors, or “talk on the street”, even if accurate, is not considered public disclosure. The most common example of “material non-public information” is information about earnings or financial performance that has not yet been publicly disclosed.
Except where it is authorized or legally required, all directors, officers and employees must keep confidential, and not use for themselves or other persons including relatives or friends, all information concerning Brookfield or its business that is not generally available to the investing public.

Information is considered to be public if it has been disclosed in an annual report, annual information form, management information circular, press release or interim reports. The obligation to keep certain information confidential applies both during appointment or employment with Brookfield, and after termination of appointment, or employment, including on retirement.
Protect the confidentiality of “non-public information” about customers and others.
We also respect confidentiality of information regarding other companies. If you learn of confidential information about another company in the course of your position, you should protect it the same way that you would protect confidential information about Brookfield. Data protection and privacy laws that affect the collection, use and transfer of personal customer information are rapidly changing areas of law, and you should consult with a member of the Brookfield legal department if you have any questions regarding appropriate uses of customer information.
Disclosure of confidential information can be harmful to Brookfield and could be the basis for legal action against the Corporation and/or the employee, officer or director responsible for the disclosure.
For more information you should refer to Brookfield’s Disclosure and Insider Trading Policy.
Accuracy of Books and Records
Ensure that the books and records of Brookfield are complete and accurate.
The books and records of Brookfield must reflect in reasonable detail all its transactions in a timely and accurate manner in order to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles. All assets and liabilities of Brookfield must be recorded as necessary to maintain accountability for them.
All business transactions must be properly authorized. All transactions must be supported by accurate documentation in reasonable detail and recorded properly. The recorded value for assets must be compared to the existing assets at reasonable intervals and appropriate action taken with respect to any differences.
No information may be concealed from the auditors, the internal audit function, the Audit Committee or the Board.
In addition, it is unlawful to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant who is auditing our financial statements.
Accounting, Auditing or Disclosure Concerns
Provide accurate and fair public disclosure.
We are required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission (SEC), the Ontario Securities Commission (OSC) and other Canadian securities regulators, the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), as well as in other public communications made by Brookfield. All employees who are responsible for the preparation of Brookfield public disclosures, or who provide information as part of the process, have a responsibility to ensure that disclosures and information are made honestly, accurately and in compliance with Brookfield’s disclosure controls and procedures.

We all have a responsibility to submit good faith questions and concerns regarding accounting, auditing or disclosure matters. Complaints and concerns related to such matters include, among others, actions involving:
(a)	fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record;

(b)	deficiencies in, or noncompliance with, internal accounting controls;

(c)	misrepresentation or false statements to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports; or

(d)	deviations from full and fair reporting of Brookfield’s financial condition.
2. WORK ENVIRONMENT
Discrimination and Harassment Free Environment
Brookfield has zero tolerance for workplace discrimination and harassment, and all directors, officers and employees must be committed to preventing an inhospitable work environment.
All directors, officers and employees must ensure that Brookfield is a safe and respectful environment, free of discrimination and harassment where high value is placed on equity, fairness and dignity. Harassment on the basis of race, gender, sexual orientation, color, national or ethnic origin, religion, marital status, family status, citizenship status, veteran status, age or disability is prohibited. Harassment generally means offensive verbal or physical conduct that singles out a person to the detriment or objection of that person. Harassment covers a wide range of conduct, from direct requests of a sexual nature to insults, offensive jokes or slurs, which results in an inhospitable work environment. Harassment may occur in a variety of ways and may, in some circumstances, be unintentional. Regardless of intent, such conduct is not acceptable and may also constitute a violation of human rights legislation.
No one may harass another employee, customer, vendor, supplier, visitor or any other person on Brookfield’s premises or while doing its business regardless of location.
Safe Working Conditions
We are committed to ensuring the health and safety of our employees.
We all have the right to work in an environment that is safe and healthy. In this regard, we must:
(a)	comply strictly with the letter and spirit of applicable occupational, health and safety laws and the public policies they represent;

(b)	follow work instructions or procedures on health and safety laws;

(c)	not engage in illegal or dangerous behaviors; and

(d)	not possess or use weapons or firearms or any type of combustible materials in Brookfield’s facilities or at Brookfield-sponsored functions unless you are authorized by Brookfield or the law to do so.

Brookfield has zero tolerance for acts of violence, threats of violence, acts of intimidation and hostility towards another person or group of persons. Promptly report to your supervisor or in accordance with the Reports and Complaints section of this Code, any accident, injury or unsafe equipment, practices or conditions, violent behavior or weapons possession.
3. LEGAL AND REGULATORY COMPLIANCE
Compliance with Laws, Rules and Regulations
Know and comply with all laws, rules and regulations applicable to your position.
Many of Brookfield’s activities are subject to complex and changing laws, rules and regulations. Ignorance of the law is not, in general, a defense to an action for contravention. We expect directors, officers and employees to make every reasonable effort to become familiar with laws, rules and regulations affecting their activities and to exert due diligence in complying with these laws, rules and regulations and, to ensure that those individuals reporting to them are also aware of these laws, rules and regulations. Our objective is to restrict willful or negligent violations of these laws, rules and regulations.
We will make information concerning applicable laws, rules and regulations available to directors, officers and employees. If you have any doubts as to the applicability of any law, you should refer the matter to your supervisor who may obtain advice from Brookfield’s General Counsel. Directors should seek guidance in accordance with the Corporate Governance Guidelines.
Brookfield’s policy is to meet or exceed all applicable governmental requirements regarding its activities. As an employee, you must be aware of the applicable governmental requirements and report any violations thereof to your supervisors or in accordance with the Reports and Complaints section of this Code. Similarly, no employee, officer or director may enter into any arrangement contrary to applicable requirements or laws.
Securities Laws and Insider Trading
Do not trade in Brookfield securities if you possess material “non-public information”. If you have material information about a company with which Brookfield does business that is not known to the investing public, you should not buy or sell securities of that company until after the information has become public.
Information about Brookfield is “material”:
(a)	if publicly known, results in or would reasonably be expected to result in a significant change in the market price or value of any Brookfield securities; or

(b)	if there is a substantial likelihood that a reasonable shareholder or investor would consider it important in making a decision to buy, sell or hold Brookfield securities.
If you are not sure whether information is material or “non-public”, consult with Brookfield’s General Counsel for guidance before engaging in any transaction in Brookfield securities.
You are also prohibited from disclosing material “non-public information” about Brookfield to other people, such as relatives or friends, who may trade on the basis of the information. Securities laws also prohibit trades made on the basis of these “tips”. In addition, you should avoid trading in puts and calls relating to Brookfield securities.

For more information on insider trading, you should consult the full text of the Disclosure and Insider Trading Policy.
Fair Dealing
Compete and deal fairly with Brookfield’s customers, suppliers and competition.
You must endeavor to deal fairly with securityholders, Brookfield’s customers, suppliers, competitors and employees, and should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.
Gifts to Persons
Use your best judgment in giving and receiving gifts.
Directors, officers and employees should not offer expensive gifts or other benefits to persons, including public officials and political parties, that might influence or be perceived as influencing a business decision.
Employees whose duties permit them to do so, such as employees in marketing, may offer modest gifts, entertainment or other benefits to persons who have a business relationship with the Corporation. The benefits must be given in accordance with generally accepted ethical business practices. For example, it is acceptable to take a customer to dinner but it is not acceptable to give a customer cash.
Any donation or benefit to a public official or political party must be in accordance with Brookfield’s Code. We encourage you to become involved in political activity acting on your own behalf, but not as a representative of Brookfield.
Gifts from Persons
Directors, officers and employees must not accept expensive gifts or other benefits from persons doing or seeking to do business with Brookfield.
As a director, officer or employee, you cannot solicit, encourage or receive bribes or other payment, contribution, gift or favor that could influence your or another’s decision. It is acceptable to accept modest gifts, entertainment or other benefits from persons doing or seeking to do business with Brookfield, provided the benefits are given in accordance with generally accepted business practices.
For example, a pair of tickets to a baseball game may be accepted from a supplier. However, it is not appropriate to accept a trip from a supplier, unless there is a specific business purpose and the trip has been approved by the head of the employee’s department.
4. COMPLIANCE WITH CODE
Each director, officer and employee of Brookfield will be provided with a copy of the Code. Each director and officer will be required to sign an acknowledgement in the form attached to this Code as Schedule A.
The Code is intended to serve as a guide for your own actions and decisions and for those of your coworkers.

Reports And Complaints
As an employee, if you believe that a violation of the Code or any law, rule or regulation has been or is likely to be committed by you or someone else who is a representative of Brookfield, you have an obligation to promptly report the relevant information to your supervisor, since your supervisor will generally be in the best position to resolve the issue. However, if you feel uncomfortable approaching your supervisor with your concern, or if you have any specific or general questions, you may contact Brookfield’s General Counsel.
If you believe it is inappropriate to raise your complaint or report of a violation with either your supervisor or the General Counsel, you can write to the Chairperson of the Audit Committee (for issues related to accounting controls, auditing or disclosure) or the Chairperson of the Governance and Nominating Committee (for all other types of issues such as harassment or discrimination, misuse of the internet, conflicts of interest or inappropriate gift giving or receiving).
Directors should promptly report violations to the Chairperson of the Board, or to the relevant committee Chairperson.
Directors, officers and employees can raise concerns either orally or in writing although reports to the Chairpersons of the Board or of the committees can only be made in writing.
The most important thing to remember when dealing with these types of questions or concerns is: When in doubt, ask.
Treatment of Reports and Complaints
Confidentiality of reported violations will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review and subject to law. You may make a report anonymously, in which you should write a letter and include as specific details as possible, including back-up documentation where feasible, in order to permit adequate investigation of the concern or conduct reported. Vague, non-specific or unsupported allegations are inherently more difficult to pursue.
The party receiving the complaint must make a record of its receipt, document how the situation was dealt with and file a report with Brookfield’s General Counsel. The General Counsel will retain all such reports, but will also maintain a separate log that will track the receipt, investigation and resolution of reported complaints specifically related to accounting controls, auditing and disclosure matters. Based on this log, the General Counsel will periodically compile a comprehensive summary of all of these types of complaints and the corrective actions taken and will bring the summary to the attention of the Chairperson of the Audit Committee for his or her review, since the Chairperson of the Audit Committee is ultimately responsible for Brookfield’s compliance with the accounting, auditing and disclosure-related aspects of the Code.
Any other complaints or reported violations that are not related to accounting controls, auditing or disclosure but are significant should be brought to the attention of the Chairperson of the Governance and Nominating Committee by the General Counsel.
Penalties for Violating the Code
Retaliation is prohibited. We want you to know that we will not discharge, demote or suspend you if you, in good faith, bring forward concerns about actual or potential violations of laws, rules or regulations, or the Code. However, we reserve the right to discipline you if you make an accusation without a reasonable, good faith belief in the truth and accuracy of the information or if you knowingly provide or make false information or accusations. “Good faith” does not mean that you have to be right — but it does mean that you must believe you are providing truthful information.
If you believe that you have been unfairly or unlawfully retaliated against, you may file a complaint with your supervisor or Brookfield’s General Counsel. If you are a director, an executive officer or an employee and you believe your complaint concerning retaliations cannot be appropriately addressed by your supervisor or the General Counsel, you should file a report with the Chairperson of the Governance and Nominating Committee.
Helpful Contact Information
Brookfield General Counsel
One Liberty Plaza
New York, New York 10005
e-mail: kkane@brookfieldproperties.com
telephone: (212) 417-7017
Governance and Nominating Committee Chairperson
Lance Liebman
Professor of Law
Columbia Law School
435 West 116th Street
New York, New York 10027-7297
telephone: (212) 854-5699
Audit Committee Chairperson
Allan Olson
First Industries Corporation
208 Denton Centre, Suite 208
14925 — 111 Avenue
Edmonton, Alberta T5M 2P6
telephone: (780) 483-8400
Disciplinary Action for Code Violations
We will impose discipline for each Code violation that fits the nature and particular facts of the violation. If you fail to comply with laws or regulations governing Brookfield’s businesses, this Code or any other Brookfield policy or requirement, you may be disciplined up to and including immediate termination, and if warranted, legal proceedings may be brought against you.
Waivers
Waivers of the Code for employees may be granted only in writing by the Brookfield General Counsel’s office. Any waiver of the Code for Brookfield executive officers or directors may only be made in writing by the Board or the Governance and Nominating Committee and will be promptly disclosed to shareholders to the extent required by law, regulation or stock exchange requirement.
5. LEGAL NOTICE
This Code serves as a reference to you. Brookfield reserves the right to modify, suspend or revoke this Code and any and all policies, procedures, and programs in whole or in part, at any time. Brookfield also reserves the right to interpret and amend this Code and these policies in its sole discretion as it deems appropriate. Any amendments to the Code will be disclosed and reported as required by law.
Neither this Code, these policies nor any statements made by any employee of Brookfield, whether oral or written, confer any rights, privileges or benefits on any employee, create an entitlement to continued employment at Brookfield, establish conditions of employment, or create an express or implied employment contract of any kind between employees and Brookfield. In addition, all employees should understand that this Code does not modify their employment relationship, whether at will or governed by a written contract.
The version of the Code that appears online at www.brookfieldproperties.com may be more current and up-to-date and supersedes any paper copies should there be any discrepancy between paper copies and what is posted online.
BROOKFIELD PROPERTIES CORPORATION
www.brookfieldproperties.com

Schedule A
BROOKFIELD PROPERTIES CORPORATION
AND SUBSIDIARY COMPANIES
CODE OF BUSINESS CONDUCT AND ETHICS — STATEMENT OF COMPLIANCE
I have reviewed and am familiar with Brookfield Properties Corporation’s Code of Business Conduct and Ethics (the “Code”) for directors, officers and employees.
I hereby agree to comply with the Code, including its provisions for non-disclosure of information both during and after appointment or employment.
To the best of my knowledge, I am not involved in any situation that conflicts or might appear to conflict with the Code.
I also agree to notify my supervisor, the General Counsel of Brookfield Properties Corporation, or in the case of directors, the Chairperson of the Board immediately of any change that might adversely affect my compliance with the Code.

Name:
(Please Print)
Company:

Position Title:

Branch/Dept. No.:

Location:

Date:
(mm/dd/yy) (signature)

Note:	All directors and officers must complete this Statement of Compliance.

Please detach, complete and sign this form, and forward it to the General Counsel in the case of directors within 30 days of receiving a copy of the Code.